August 1, 2014

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.

Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-197085

Dear Ms. Long:

This letter sets forth the responses of Univar Inc. (the “Registrant”) to the comments contained in your letter, dated July 24, 2014, relating to the Registration Statement on Form S-1 File No. 333-197085, filed on June 27, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on June 27, 2014. Page references in the responses below are to Amendment No. 1.

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Pamela Long	2	August 1, 2014

The Registrant acknowledges the Staff’s comment that the price range triggers a number of disclosure matters and that the Staff will need sufficient time to review these disclosure matters. The Registrant acknowledges the Staff’s comment that the price range may cause the Staff to raise issues on areas not previously commented on.

2. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. If you will not be filing your amended and restated Certificate with your next filing, please tell us when you will be amending and restating your Certificate.

The Registrant acknowledges the Staff’s comment that all exhibits are subject to the Staff’s review, and the Registrant will file any remaining required exhibits with subsequent amendments. The Registrant acknowledges the Staff’s comment that it will need adequate time to review these materials.

The Registrant will file the form of amended and restated Certificate in a subsequent amendment to the Registration Statement prior to finalizing the comment process with the Staff.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

In response to the Staff’s comment, the Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements, prior to the effectiveness of the Registration Statement.

Table of Contents

4. Please revise your prospectus to remove the statement, “[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.” This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Pamela Long	3	August 1, 2014

Market and Industrial Data, page iv

5. Please tell us whether any of the market and industrial data, reports or studies were prepared for you for their use in this prospectus.

In response to the Staff’s comment, the Registrant notifies the Staff that none of the market and industrial data, reports or studies were prepared for the Registrant’s use in the Registration Statement. The market and industrial data, reports and studies are all publicly available for free or for a nominal fee.

Prospectus Summary, page 1

6. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language, including your net losses for the last five years, your large debt burden and associated interest payment obligations, and the fact that the company will be a controlled company after the offering. We also note that much of the disclosure in the Summary is repeated verbatim in the Business section.

In response to the Staff’s comment, the Registrant has reviewed the summary and revised the disclosure in light of the Staff’s comment.

7. Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than a simple list of risk factors at the end of this section.

In response to the Staff’s comment, the Registrant has revised the list of “Risk Factors” in the summary to more clearly articulate the risks associated with the strengths and strategies of the Registrant highlighted in the summary.

The Offering, page 8

8. We note your disclosure stating you will use the net proceeds from the offering to redeem, repurchase, or otherwise acquire or retire certain of your outstanding long-term debt, to pay related fees and expenses, and to pay your equity sponsors a fee to terminate your consulting agreements with them. Please revise your filing to include the pro forma financial information which gives effect to these transactions in accordance with SAB 1:B.2.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

9. We note your disclosure stating that all information in the prospectus will reflect a reverse stock split. Please confirm that this transaction will be given retroactive treatment in your historical and pro forma loss per share in accordance with SAB Topic 4:C.

Pamela Long	4	August 1, 2014

In response to the Staff’s comment, the Registrant notifies the Staff that the reverse stock split will be given retroactive treatment in our historical and pro forma loss per share in accordance with SAB Topic 4:C.

Summary Consolidated Financial and Operating Data, page 10

10. Please tell us whether you have included an adjustment excluding the $24.7 million contingent consideration gain from your Non-GAAP measure of Adjusted EBITDA for the fiscal year ended December 31, 2013. In this regard we note that similar expense items have been excluded.

In response to the Staff’s comment, the Registrant notifies the Staff that it has included an adjustment excluding the $24.7 million contingent consideration from Adjusted EBITDA (the Registrant’s segment measure of profitability) for the fiscal year ended December 31, 2013. See Note 4 (Other operating expenses, net) to the audited financial statements included in the Registration Statement.

Risk Factors, page 13

11. In order to avoid generic risk factors, please review each factor and consider providing specific examples where you experienced the consequences of the risks discussed.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

12. Where appropriate, please include risk factors discussing the fact that you have had net losses for each of the last five years, and that interest payments have exceeded operating income in each of those years. Please also discuss the risks posed by the limitations on personal liability for breaches of fiduciary duty by your directors, and your waiver of interest in corporate opportunities pursued by Equity Sponsors.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

The prices and costs of the products we purchase may be subject to large and... page 14

13. Please break the risks discussed under this heading into separate risk factors. We note that the risks posed by fluctuations in the costs of your supplies and transportation are different risks than reputational damage due to failure to meet demand.

Pamela Long	5	August 1, 2014

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

In connection with acquisitions, ventures or divestitures, we may become subject... page 16

14. Please revise to make apparent how divestitures may subject you to liabilities.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify how divestitures may subject it to liabilities.

A portion of our workforce is unionized and labor disruptions could decrease... page 25

15. Please revise here and in your Business section to make apparent what portion of your workforce, including your European employees, are subject to collective bargaining agreements or employment terms similar to collective bargaining agreements. We note the disclosure on page F-67 of the financial statements.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to state the portion of its workforce that is subject to collective bargaining agreements.

16. Please disclose whether and when you have been subjected to work stoppages or similar labor interruptions as well as their consequences. We note the disclosure on page 100 that you have had no recent work stoppages in your North American operations.

In response to the Staff’s comment, the Registrant notifies the Staff that it has not had any work stoppages since 2003. The Registrant has revised the corresponding disclosure accordingly.

Our NOL carryforwards could be limited if we experience an ownership change... page 26

17. Where appropriate, please also discuss the risk that you may not be able to deduct these NOL carryforwards against future taxable income if you do not recognize sufficient taxable income before the NOL carryforwards expire.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Pamela Long	6	August 1, 2014

Increases in interest rates would increase the cost of servicing our debt and could... page 28

18. Please expand your discussion here or provide a cross-reference to a more thorough description of your debt service obligations and the effects of increases in interest rates on those obligations, such as Quantitative and Qualitative Disclosures About Market Risk.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include a cross-reference to more through descriptions of its debt service obligations and the effects of increases in interest rates on those obligations.

The Equity Sponsors control the direction of our business. If the ownership of... page 30

19. Please expand your discussion under this risk factor, or under other risk factors as appropriate, to include:

•	the anti-takeover mechanisms that are dependent upon your Equity Sponsors holding certain percentages of your equity described on page 31;

•	that your Equity Sponsors may each elect up to six directors to your Board of Directors, and between them may cause to be elected all of your directors; and

•	that your Equity Sponsors may pursue investment opportunities in business that directly or indirectly compete with you.

Please include these risks, as well as the risks posed by the fact that you will be a controlled company, under a separate heading within risk factors.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include a discussion of these risks.

Use of Proceeds, page 34

20. Please provide the information called for by Instruction 4 of Item 504 of Regulation S-K regarding the indebtedness that you will be using the proceeds of this offering to discharge.

In response to the Staff’s comment, the Registrant notifies the Staff that it has not yet determined which of its indebtedness it will discharge in connection with the offering. The Registrant will include this information, as well as the information called for by Instruction 4 of Item 504 of Regulation S-K, in a subsequent filing. The Registrant has revised the corresponding disclosure accordingly.

Pamela Long	7	August 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Factors Affecting Operating Results and Financial Condition, page 42

Acquisitions, page 42

21. Please expand your discussion to address the Magnablend, Erol-Protek, Arinos and Quaron acquisitions.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include a discussion of these acquisitions.

Results of Operations, page 44

22. Please revise to quantify the impacts of the factors affecting your results of operations from period to period. For example, in your discussion on page 52 of the $44.6 million increase in warehousing, selling and administrative expenses in the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2013, you note that environmental remediation costs and uninsured losses and settlements in 2013 were partially offset by reductions in professional fees from outside services, but do not quantify any of these factors. Similarly, your discussion of the $165.7 million decrease in other operating expenses year over year on the same page only quantifies drivers of $98 million of this decrease. These are only examples. See Item 303 of Regulation S-K and SEC Release 33-8350.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include quantifications of the factors affecting its results of operations as applicable.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 57

Other Operating Expenses, net, page 58

23. You refer here to fines relating to an anti-competition matter in Europe. On the following page you refer to a non-deductible penalty for anti-competitive practices. If both of these statements are references to the fine imposed by the Autorite de la Concurrence referred to on page 52, please revise to make that apparent. If these are references to other anti-competition fines, please discuss these other fines.

In response to the Staff’s comment, the Registrant notifies the Staff that both statements are references to the fine imposed by the Autorité de la Concurrence and the Registrant has revised the corresponding disclosure accordingly.

Pamela Long	8	August 1, 2014

Liquidity and Capital Resources, page 62

Cash (Used by) Provided by Operating Activities, page 65

24. Please expand your disclosure to quantify and discuss the reasons for higher than normal working capital levels in the EMEA segment as of December 31, 2012 and the reason for the increase of $18.4 million in pension and other post retirement benefit obligation contributions which both in part caused a decrease in your cash flows provided by operating activities from December 31, 2011 to December 31, 2012.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to quantify and discuss the reasons for the higher than normal working capital levels in the EMEA segment as of December 31, 2012 and the reason for the increase in pension and other post retirement benefit obligation contributions which both in part caused a decrease in your cash flows provided by operating activities from December 31, 2011 to December 31, 2012.

Critical Accounting Estimates, page 70

Goodwill, page 70

25. We note your disclosure stating that the Canada Agricultural reporting unit exceeded its carrying value but not by a substantial amount. Please expand your disclosure to include the remaining carrying value, if material, and a detailed discussion providing investors with information to assess the probability of a future material impairment charge for this reporting unit.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include the remaining carrying value and a discussion of the probability of a future material impairment charge for this reporting unit.

Industry, page 77

26. Please revise to clarify the difference between the $223 billion chemical distribution market that it would appear you participate in, and the $2.3 trillion addressable chemical distribution market that you do not participate in.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Business, page 81

27. Where appropriate, please provide the information called for by Item 101(d) of Regulation S-K.

In response to the Staff’s comment, the Registrant has added a cross-reference to the sections of the financial statements that include the information called for by Item 101(d) of Regulation S-K.

Pamela Long	9	August 1, 2014

28. Please discuss the seasonality of any particular segments, as necessary. See Item 101(c)(1)(v). We note your disclosure on page 44 regarding the seasonality of your Canadian segment, and on page F-68 of the financial statements.

In response to the Staff’s comment, the Registrant respectfully notifies the Staff that its Canadian segment is the only segment with material changes in operating performance due to seasonality, though all of our segments are subject to the seasonal factors discussed in the Registration Statement at the consolidated level. Consequently, the Registrant has not added disclosure discussing the seasonality of its segments.

Our Segments, page 83

29. Please revise to include the disclosure required by Item 101(b) of Regulation S-K, including a measure of profit or loss and total assets in addition to external revenues, for the last three years. Alternatively, please provide a cross-reference to note 19 of your audited consolidated financial statements.

In response to the Staff’s comment, the Registrant has added a cross-reference to the sections of the financial statements that include the information called for by Item 101(b) of Regulation S-K.

Competition, page 94

30. Please provide the information regarding the competitive position of your EMEA and Rest of World segments called for by Item 101(c)(1)(x) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to provide the information regarding the competitive position of its EMEA and Rest of World segments called for by Item 101(c)(1)(x) of Regulation S-K.

Facilities, page 100

31. Please revise to disclose the extent of utilization of the facilities you describe here. Please see Instruction 1 to Item 102 of Regulation S-K. Please also identify the segments that use these facilities, as well as whether any are not held in fee or are subject to a major encumbrance.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify the extent of the utilization of its facilities and which facilities are not held in fee or are subject to a major encumbrance. The Registrant respectfully submits that it has disclosed the countries in which its facilities are located and it has geographic segments. Consequently, the Registrant has not added disclosure identifying the segments that use the facilities.

Pamela Long	10	August 1, 2014

Management, page 103

32. Please clarify what Mr. Byrne’s position as Chairman of the Univar Commodities Oversight Board entails. We note that it is not discussed in his biography.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify what Mr. Byrne’s position as Chairman of the Univar Commodities Oversight Board entails.

33. Please clarify the business experience of Messrs. Fox, Jaquette, and Wasserman over the last five years. It is currently unclear what work Mr. Fox performed, or the positions held by Messrs. Jaquette and Wasserman. Please also clarify what positions Mr. Fuller held at Hydrite in the past five years. Please refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify the business experience of Messrs. Fox, Jaquette, and Wasserman over the last five years and the positions Mr. Fuller held at Hydrite in the past five years.

Executive Compensation, page 109

Annual Cash Incentives, page 111

34. Please revise the first chart on page 113 to indicate what percentage of the Univar USA Compensation Adjusted EBITDA goal was achieved.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to indicate the percentage of the Univar USA Compensation Adjusted EBITDA goal that was achieved for the 2013 fiscal year.

Compensation of Directors, page 124

35. Please advise as to the identities of Messrs. ter Haar and Schmitt, why they are included in this table when they do not appear to be directors of your company, and why their compensation is less than the other independent directors in this table. Please also advise as to why Messrs. Fyrwald and Byrne are omitted from this table. Please also comply with the Rule 438 of Regulation C of the Securities Act of 1933.

In response to the Staff’s comment, the Registrant notifies the Staff that Mr. Schmitt was a non-employee director of the Registrant for part of the fiscal year, but he did not remain a director through the entire 2013 fiscal year and he was paid only for the period of his service. The Registrant has included him in the director compensation table because he served as a director during part of the last completed fiscal year (based on the Staff’s answer to Question 127.01 to the Staff’s Regulation S-K Compliance and

Pamela Long	11	August 1, 2014

Disclosure Interpretations). In response to the Staff’s comment, however, the Registrant has revised the corresponding disclosure to include an explanatory footnote about Mr. Schmitt’s compensation and service.

Mr. ter Haar is a non-voting observer of the board and has been omitted from the director compensation table since he was not a director in 2013. However, we have added a sentence describing his observer status.

In response to the Staff’s comment, the Registrant notifies the Staff that neither Mr. Fyrwald nor Mr. Byrne received any compensation for his service as a director, in excess to his compensation as an executive officer, other than reimbursement for reasonable travel and lodging expenses incurred to attend meetings of the board of directors or committees. Accordingly, both Messrs. Fyrwald and Byrne are omitted from the director compensation table. We believe this approach is consistent with Interpretation 227.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations. In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to clarify that Mr. Byrne is omitted for this reason.

The Registrant has reviewed Rule 438 of Regulation C of the Securities Act of 1933 and believes that it is in compliance with the provisions of the Rule.

Security Ownership of Certain Beneficial Owners and Management, page 126

36. We note that footnote 18 to this table include shares issuable upon the exercise of options exercisable within 60 days of March 31, 2014. Please advise as to why these shares were only included for all executives and directors as a group, but were not included when reporting the holdings of executives and directors individually.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include shares issuable upon the exercise of options exercisable within 60 days in reporting the holdings of executives and directors individually.

Certain Relationships and Related Party Transactions, page 129

Certain Indebtedness, page 129

37. Please provide the disclosure required by Item 404(a)(1) of Regulation S K regarding the basis on which Goldman is a related person. Please disclose the information called for by Items 404(a)(3) and 404(a)(5) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include the information required by Items 404(a)(1), 404(a)(3) and 404(a)(5) of Regulation S-K.

Pamela Long	12	August 1, 2014

Stockholders’ Agreement, page 129

38. Please disclose the amounts of common stock that your Equity Sponsors must hold to exercise the powers you refer to under this heading. Please also specify what special governance rights your Equity Sponsors have been granted.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include information on the expected terms of the Fourth Amended and Restated Stockholders’ Agreement, including the amounts of common stock that the Equity Sponsors must hold to exercise certain powers and the special governance rights granted to the Equity Sponsors.

Consulting Agreements, Indemnification Agreements and Services, page 129

39. Please clarify how much each of your Equity Sponsors will be receiving when you terminate your consulting agreement with them. Please also quantify the amount that you receive for performing your administrative and corporate services for affiliates of CVC. Please refer to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure accordingly.

Shares of Common Stock Eligible for Future Sale, page 136

40. Where appropriate, please disclose the number of holders of your common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include the number of holders of our common stock as of the latest practicable date.

Lock-up Agreements, page 137

41. Please disclose the exceptions to your lock-up agreements referred to here.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to reflect the exceptions to the lock-up agreements.

Discretionary Sales, page 149

42. Please identify which of your principal underwriters intend to sell to accounts over which they exercise discretionary authority. Please refer to Item 508(j) of Regulation S-K.

Pamela Long	13	August 1, 2014

In response to the Staff’s comment, the Registrant notifies the Staff that the underwriters have informed the Registrant that they do not intent to confirm sales to discretionary accounts. The Registrant has revised the corresponding disclosure accordingly.

Relationships, page 149

43. Please revise to indicate all material relationships with your underwriters. We note that Goldman Sachs holds a substantial portion of your debt, and that Goldman Sach and J.P. Morgan hold equity in your company, but that neither of these relationships are discussed.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to discuss the Registrant’s material relationships with the underwriters. The Registrant respectfully notifies the Staff that it has determined that the equity interests held by affiliates of Goldman Sachs and J.P. Morgan amount to, in aggregate, less than 4% of the Registrant’s outstanding common stock, and are therefore not material.

Consolidated Financial Statements

Note 2- Significant accounting policies, page F-26

44. Please disclose activity in the allowance for doubtful accounts as required by Item 16 of the Form Instructions. Absent such disclosure, readers have no ability to assess the adequacy of your allowance relative to historical charge-offs.

In response to the Staff’s comment, the Registrant notifies the Staff that it considered disclosing the required activity related to the allowance for doubtful accounts in Item 16 but omitted the information as the activity was less than 1% of warehousing, selling and administrative expenses for all periods presented.

Note 7- Employee benefit plans, page F-38

45. Please tell us what consideration you gave to the guidance in ASC 715-20-50-4 in providing separate disclosures about your defined benefit pension plans outside the United States.

In response to the Staff’s comment, the Registrant notifies the Staff that it considered the guidance in ASC 715-20-50-4 and determined the actuarial assumptions related to the pension plans in the United States and outside the United States were not significantly different. Therefore, the Registrant has combined disclosures about pension plans outside the United States with those of United States plans.

Pamela Long	14	August 1, 2014

Undertakings, page II-7

46. Please include only those undertakings applicable to this offering. The undertakings (d) and (e) under this heading appear inapplicable to your offering.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosure to include only those undertakings applicable to this offering.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Craig Slivka
Leland Benton
Securities and Exchange Commission
Stephen N. Landsman, Esq.
Univar Inc.

Enclosures